Mail Stop 3628
                                                               August 5, 2019

    James Leonard
    Director and President
    Fifth Third Holdings Funding, LLC
    38 Fountain Square Plaza, MD 109053
    Cincinnati, Ohio 45263

            Re:    Fifth Third Holdings Funding, LLC
                   Registration Statement on Form SF-3
                   Filed August 2, 2019
                   File No. 333-232977

    Dear Mr. Leonard:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Samuel Lind
            Fifth Third Bank

            Stuart M. Litwin
            Mayer Brown LLP